EXHIBIT 99.1
                                                                    ------------


                                [GRAPHIC OMITTED]
                                 [LOGO - VIKING]


        VIKING ENERGY ROYALTY TRUST ANNOUNCES SECOND QUARTER 2005 RESULTS

CALGARY, ALBERTA, August 9, 2005 - Viking Energy Royalty Trust
(TSX:VKR.UN)(TSX:VKR.DB) - announces its results for the second quarter of 2005.

SECOND QUARTER HIGHLIGHTS

o Cash Flow From Operations of $52 million, a $6 million increase over the prior quarter and a $22 million increase over the Second Quarter of 2004.

o Production averaged 20,285 boe/d with the addition of volumes from our Calpine Natural Gas Trust and Kensington Energy acquisitions partially offset by third party processing plant turnarounds as well as the operating difficulties and delays in well servicing and development drilling activity caused by wet weather.

o Unit operating costs reduced to $7.43 from $8.38 in the prior quarter and $9.38 in the prior year reflecting improved cost control and our acquisition of properties with lower costs offsetting cost pressures in the industry.

o Bank debt reduced by $21 million to $111 million outstanding on June 30, 2005.

o Trust Units traded between $6.69 to $7.25 with monthly cash distributions of $0.08 per Trust Unit providing a yield of approximately 13.7% and a payout ratio of 78%.

o On June 28, 2005, entered into an agreement to acquire Krang Energy Inc. for a total cash consideration of $182 million, including the assumption of bank debt and related transaction costs.

o Established a $350 million credit facility to fund the Krang acquisition as well as expand its credit capacity for ongoing working capital requirements.

FINANCIAL AND OPERATIONAL HIGHLIGHTS
                                                       THREE MONTHS ENDED       SIX MONTHS ENDED
 (000'S, EXCEPT PER TRUST UNIT AND PER BOE AMOUNTS)         JUNE 30                  JUNE 30
-------------------------------------------------------------------------------------------------
                                                         2005       2004          2005      2004
-------------------------------------------------------------------------------------------------
FINANCIAL
Revenue before royalties                              $89,971    $62,547      $172,313  $121,745
-------------------------------------------------------------------------------------------------
Cash Flow From Operations (1)                         $51,923    $29,681       $97,465   $56,444
-------------------------------------------------------------------------------------------------
           - on a per Trust Unit basis                  $0.31      $0.30         $0.61     $0.58
-------------------------------------------------------------------------------------------------
Cash Distributions                                    $40,672    $23,430       $76,358   $46,763
-------------------------------------------------------------------------------------------------
           - on a per Trust Unit basis (2)              $0.24      $0.24         $0.48     $0.48
-------------------------------------------------------------------------------------------------
           - Payout Ratio (3)                             78%        79%           78%       83%
-------------------------------------------------------------------------------------------------
Net capital expenditures                               $3,668     $4,911        $1,180   $11,920
-------------------------------------------------------------------------------------------------
Payout Ratio after net capital expenditures (4)           84%        95%           79%      105%
-------------------------------------------------------------------------------------------------
Bank Debt                                                                     $111,282  $119,528
-------------------------------------------------------------------------------------------------
OPERATIONAL
Average Daily Production
-------------------------------------------------------------------------------------------------
     Oil (b/d)                                          9,112      9,666         9,599    10,011
-------------------------------------------------------------------------------------------------
     Natural Gas (mcf/d)                               62,734     34,312        58,247    34,960
-------------------------------------------------------------------------------------------------
     Liquids (b/d)                                        717        428           815       447
-------------------------------------------------------------------------------------------------
     Total (boe/d at 6:1)                              20,285     15,812        20,122    16,285
-------------------------------------------------------------------------------------------------
Average Realized Prices
-------------------------------------------------------------------------------------------------
     Crude Oil ($/bbl)                                 $51.94     $44.04        $50.38    $41.48
-------------------------------------------------------------------------------------------------
     Natural Gas ($/mcf)                                $7.52      $7.11         $7.32     $6.76
-------------------------------------------------------------------------------------------------
     Liquids ($/bbl)                                   $58.41     $37.07        $50.64    $36.40
-------------------------------------------------------------------------------------------------
     Oil Equivalent ($/boe)                            $48.65     $43.34        $47.27    $41.01
-------------------------------------------------------------------------------------------------
Unitholder Netback per boe                             $27.78     $20.61        $26.46    $18.93
-------------------------------------------------------------------------------------------------

(1) Cash Flow From Operations excludes Asset Retirement expenditures and changes in non-cash working capital. Refer to the accompanying Management Discussion and Analysis.

(2)  Declared distributions if Trust Unit held throughout the period.

(3)  Cash distributions as a percentage of Cash Flow From Operations.

(4) Cash distributions as a percentage of Cash Flow From Operations after deducting net capital expenditures.

PRESIDENT'S MESSAGE

During the second quarter of 2005, we continued to advance active management of Viking's oil and natural gas assets showing further operating cost improvements despite the general cost pressures in a heated oil and gas industry. The integration of the Calpine Natural Gas Trust and Kensington Energy Ltd. assets and people into the Viking organization was completed and we dramatically simplified our internal organizational structure - a change that will provide administrative savings as we move forward and provide a more efficient and effective tax structure for our Unitholders. We have continued to strengthen the organization through the addition of key personnel and work process improvements in a number of areas.

Our search for acquisition opportunities continues and in late June, we announced the very accretive acquisition of Krang Energy, a 5000 boe/d private company. The acquisition of Krang adds 14,000 mcf/d of natural gas largely in areas that overlap with Viking's assets and 2,500 b/d of heavy oil assets largely in the oilsands area of northeastern Alberta. Viking's management team has considerable expertise and experience operating and developing heavy oil assets and we see heavy oil as a potential opportunity for Viking's further expansion. Oilsands and heavy oil assets have recently become much prized in the industry and we feel fortunate to have added Krang's assets to Viking when we did.

OPERATIONS

The results of Viking's improved operations are masked in the second quarter due to the impact of an unusually wet spring in Western Canada coupled with the impact of third party plant turnaround activity. Production during the second quarter was impacted by third party plant turnaround activity at Bashaw and significant weather related interruptions at Bellshill Lake, Markerville and Bashaw. Heavy rain affected operating areas by lengthening the time required to service and remediate wells and facilities, as well as reducing the capital investment during the quarter. The record flooding that followed the rains affected our ability to keep wells on production. The impact of these issues is seen in lower production as well as in reduced capital expenditures which totalled only $3.7 million for the Second Quarter.

While the weather and third-party turnarounds affected the performance during the second quarter, the good news is that these problems are now behind us. While there was some lingering impact in July, we are now very active in the field with our capital investment program as well as restoring production. With current production at 26,000 boe/d and growing, we feel confident in our ability to deliver the 23,500 boe/d average for 2005 that is our current guidance.

While the combination of spring breakup and the June rains delayed most planned capital activity, a total of 17 gross (10.4 net) wells were drilled with a 100% success rate. Included among the drilling activity, Viking drilled and cased two Bashaw Nisku infill locations (93% Working Interest), with the results being used to update our geological interpretation that suggests the potential for additional infill and step out locations in the pool. After adjusting for the impact of net property divestments, we have been able to deliver the performance that we have this year with essentially no net capital expenditures. We are currently active with a large capital expenditure program that we will continue for the second half of the year on very attractive investment opportunities.

Viking has proceeded with a number of minor asset divestitures and consolidating acquisitions which in aggregate serve to further focus its asset base with no material impact on production in 2005 nor Viking's reserve base. We have been very pleased with the results of this program.

FINANCIAL

Subsequent to the acquisition of Krang Energy, our balance sheet leverage remains very manageable with our on-going funding of debt reduction from Cash Flow From Operations exceeding distributions with strong commodity prices and the active participation of our Unitholders in distribution reinvestment programs. With our Trust Units currently trading in the $8.00 range, the conversion of our 10.5% Convertible Debentures to Trust Units will likely accelerate.

During the Second Quarter, our cash distributions of $40.7 million reflects a payout of 78% of our Cash Flow From Operations and 84% after deducting net capital expenditures of $3.7 million. Continued strong commodity prices for the balance of 2005 should provide Viking with sufficient cash flow for its capital spending program for the last half of the year.

We are pleased with the progress that has been made to improve the organization and its asset base and we are moving forward to capture the potential of Viking's assets. We are very excited about the outlook for Viking over the next 12 months. Our three acquisitions completed in the first half of the year have built a strong platform for growth. Our payout ratio continues to decline while our financial situation remains strong. We look forward to continuing to execute our business plan to the betterment of Unitholders.

(SIGNED)

John Zahary
President and CEO
August 8, 2005


Viking Energy Royalty Trust                                                    2

MANAGEMENT DISCUSSION AND ANALYSIS

Management's Discussion and Analysis ("MD&A") is dated August 8, 2005 and should be read in conjunction with the unaudited interim consolidated financial statements of Viking Energy Royalty Trust ("Viking") for the three months and six months ended June 30, 2005 and the audited consolidated financial statements and MD&A for the year ended December 31, 2004.

In this MD&A, the term Cash Flow From Operations, including on a per Trust Unit basis, is used and these terms as presented do not have any standardized meaning as prescribed by Canadian generally accepted accounting principles ("GAAP") and therefore they may not be comparable with the calculation of similar measures for other entities. Cash Flow From Operations as presented is not intended to represent operating profits nor should it be viewed as an alternative to cash flow from operating activities, net income or other measures of financial performance calculated in accordance with GAAP. Cash Flow From Operations is used by management to analyze operating performance, leverage and liquidity. All references to Cash Flow From Operations throughout this MD&A are based on cash flow from operating activities before Asset Retirement expenditures and changes in non-cash working capital.

ADVISORY - This MD&A highlights significant business results and statistics from the Viking Energy Royalty Trust's unaudited interim financial statements for the three months and six months ended June 30, 2005 and the accompanying notes thereto. In the interest of providing its Unitholders and potential investors with information regarding Viking, including management's assessment of its future plans and operations, this MD&A contains forward-looking statements that involve risks and uncertainties. Such risks and uncertainties include, but are not limited to, risks associated with conventional oil and gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources and such other risks and uncertainties described from time to time in Viking's regulatory reports and filings made with securities regulators.

Forward-looking statements in this MD&A include, but are not limited to, production volumes, operating costs, commodity prices, administrative costs, commodity price risk management activity, acquisitions and dispositions, capital spending, distributions, access to credit facilities, capital taxes, income taxes, Cash Flow From Operations and regulatory changes. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as "may", "will", "should", "anticipate", "expects", and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information although considered reasonable by Viking's management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Viking assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change. Forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

OVERVIEW OF FINANCIAL PERFORMANCE

Viking's Second Quarter Cash Flow From Operations of $51.9 million is $6.4 million higher than the First Quarter of 2005 with continued strong commodity prices and reductions in operating costs offsetting the impact of production shortfalls. During the Second Quarter of 2005, the West Texas Intermediate benchmark price for crude oil averaged US$53.17 compared to US$49.85 in the prior quarter and US$38.32 in the prior year, representing a 7% and 39% increase, respectively. Viking had no oil price risk management contracts in place during the Second Quarter of 2005 resulting in the full benefit of higher oil prices flowing to Viking. Natural gas prices for AECO deliveries averaged $7.36 per mcf during the Second Quarter of 2005 compared to $6.89 in the prior quarter and $6.99 in the prior year with Viking's natural gas forward sales contracts reducing its Second Quarter revenues by $524,000 in 2005.

Viking's Second Quarter operating costs and capital spending are lower than anticipated as the unusually wet weather in Alberta limited the movement of heavy equipment due to soft road conditions in rural Alberta. This delay in well servicing as well as development drilling has also contributed to lower production during the Second Quarter of 2005. As a result, Viking will be very active in the Third and Fourth Quarter of 2005 with the associated incremental production coming on stream later in the year than originally planned.

Viking's Cash Flow From Operations for the first six months of 2005 totalled $97.5 million ($0.61 per unit) compared to $56.4 million ($0.58 per unit) in the prior year reflecting the acquisition of Calpine Natural Gas Trust ("CNGT") on February 1, 2005 and Kensington Energy Ltd. ("Kensington") effective February 18, 2005 which increased Viking's productive capacity from 15,000 boe/d at the end of 2004 to a First Quarter 2005 exit volume of 23,000 boe/d.

Viking's net income for the Second Quarter of 2005 totals $42.1 million compared to $13.7 million in the prior year with the 2005 results including the benefit of Viking's recent 8,000 boe/d increase in productive capacity as well as a $22.2 million reduction in its future income tax provision reflecting the changes to Viking's internal corporate structure.

Viking Energy Royalty Trust                                                    3

Viking has maintained a monthly distribution of $0.08 per Trust Unit since November 2003 and has declared an $0.08 per unit monthly distribution through September 2005. In 2004, Viking reduced its payout ratio with its distributions representing 79% of Cash Flow From Operations compared to 98% in the prior year and the excess of its Cash Flow From Operations over distributions directed towards an expanded internal capital spending program, balance sheet maintenance, and debt repayment. In the first six months of 2005, Viking has continued to distribute 79% of its Cash Flow From Operations and to date, has directed the excess Cash Flow From Operations to debt repayment with the wet weather in the Second Quarter delaying capital spending.

Viking's Premium Distribution Reinvestment option continues to be a significant source of equity capital with $16.4 million raised during the Second Quarter of 2005 ($29.7 million year-to-date), representing a participation level in excess of 40% for the Second Quarter. In addition, Viking's employees contributed $2.7 million of equity to Viking with their exercise of 431,100 Trust Unit Options during the Second Quarter of 2005 ($4.5 million for the six months ended June 30, 2005 on the exercise of 741,000 Trust Unit Options). Year-to-date for 2005, Viking has raised $34.4 million with the issue of 5,243,462 Trust Units pursuant to these programs.

At June 30, 2005, Viking's total debt (including its Convertible Debentures) of $185.1 million represents approximately 0.9 times Cash Flow From Operations based on its 2005 Second Quarter's results and a total debt to enterprise value ratio of 13%.

TRANSACTION SUBSEQUENT TO JUNE 30, 2005

As announced on June 29, 2005, Viking entered into an agreement to acquire all of the issued and outstanding shares of Krang Energy Inc. ("Krang") for an aggregate cash consideration of $136.1 million. By July 5, 2005, Viking had entered into irrevocable lock-up agreements representing approximately 90.5% of the Krang shares and on July 7, 2005 was granted relief from the take-over requirements under securities legislation. On July 25, 2005, Viking acquired all of the Krang shares tendered to its offer representing approximately 94% of the issued and outstanding shares and subsequently acquired all of the remaining Krang shares pursuant to the compulsory acquisition provisions of the Business Corporations Act (ALBERTA). Concurrent with the acquisition of its shares, Viking also refinanced $39.0 million of Krang's bank debt and incurred $6.5 million of related acquisition costs.

Following its acquisition of Krang, Viking's productive capacity was increased by approximately 5,000 boe/d. With its oil-to-natural gas production profile balanced at 82 mmcf/d of natural gas, 12,000 b/d of light oil and natural gas liquids and 2,500 b/d of heavy oil, Viking is well positioned to maintain a stable stream of distributions. In addition, the Krang acquisition adds over 100,000 acres of additional undeveloped land to Viking's land holdings.

Subsequent to the closing of the Krang acquisition, Viking's balance sheet remains strong with total debt (including its Convertible Debentures) of approximately $370 million, available credit lines of approximately $50 million and an enterprise value of $1.6 billion.

SELECTED FINANCIAL INFORMATION
(000'S, EXCEPT PER TRUST UNIT AND PER BOE AMOUNTS)      THREE MONTHS ENDED       SIX MONTHS ENDED
                                                             JUNE 30                  JUNE 30
--------------------------------------------------------------------------------------------------
                                                         2005      2004          2005        2004
--------------------------------------------------------------------------------------------------
Revenue before royalties                              $89,971   $62,547      $172,313    $121,745
--------------------------------------------------------------------------------------------------
Cash Flow From Operations (1)                         $51,923   $29,681       $97,466     $56,444
--------------------------------------------------------------------------------------------------
           - on a per Trust Unit basis                  $0.31     $0.30         $0.61       $0.58
--------------------------------------------------------------------------------------------------
Net Income For the Period                             $42,105   $13,739       $59,448     $28,053
--------------------------------------------------------------------------------------------------
           - on a per Trust Unit basis                  $0.25     $0.14         $0.37       $0.29
--------------------------------------------------------------------------------------------------
Cash Distributions                                    $40,672   $23,430       $76,358     $46,763
--------------------------------------------------------------------------------------------------
           - on a per Trust Unit basis (2)              $0.24     $0.24         $0.48       $0.48
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
Total Assets                                                               $1,096,787    $630,685
--------------------------------------------------------------------------------------------------
Bank Loans                                                                   $111,282    $119,528
--------------------------------------------------------------------------------------------------
10.5% Convertible Debentures                                                  $73,840     $73,705
--------------------------------------------------------------------------------------------------
Unitholder Netback per BOE                             $27.78    $20.61        $26.46      $18.93
--------------------------------------------------------------------------------------------------

1) Cash Flow From Operations excludes Asset Retirement expenditures and changes in non-cash working capital.

2)   Declared distributions if Trust Unit held throughout the period.

Viking Energy Royalty Trust                                                    4

RESULTS OF OPERATIONS

PRODUCTION

Generally, Viking's production is not comparable with the prior year as a result of its acquisitions of CNGT and Kensington during the First Quarter of 2005. More appropriately, Viking's production in the Second Quarter of 2005 should be compared to its exit volume of 23,025 boe/d at the end of the First Quarter of 2005.

                                                                THREE MONTHS ENDED   SIX MONTHS ENDED
                                         THREE MONTHS ENDED           JUNE 30            JUNE 30
                                           MARCH 31, 2005      --------------------------------------
 DAILY PRODUCTION VOLUME                    EXIT VOLUMES          2005      2004       2005     2004
-----------------------------------------------------------------------------------------------------
Crude oil (bbl/d)                              10,484            9,112     9,666      9,599   10,011
-----------------------------------------------------------------------------------------------------
Natural gas (mcf/d)                            68,098           62,734    34,312     58,247   34,960
-----------------------------------------------------------------------------------------------------
Natural Gas Liquids (bbl/d)                     1,190              717       428        815      447
-----------------------------------------------------------------------------------------------------
Total Production (boe/d at 6:1)                23,025           20,285    15,812     20,122   16,285
-----------------------------------------------------------------------------------------------------

Production for the three months ended June 30, 2005 averaged 20,285 boe/d, a decrease of 12% from the First Quarter 2005 exit volume and a 28% increase compared to the Second Quarter of the prior year. The shortfall relative to the prior quarter's exit volume is comprised of a 1,372 b/d reduction in oil production, a 5,364 mcf/d decrease in natural gas production and a 473 b/d shortage in natural gas liquids. The 4,473 boe/d increase over the prior year is directly related to the acquisitions of the CNGT properties and Kensington properties on February 1, 2005 and February 18, 2005, respectively, offset by the impact of third party plant maintenance, delays in operations attributed to wet weather, the sale of its assets in southeast Saskatchewan and natural declines. The year-to-date production reflects an increase of 3,837 boe/d (or 24%) over the prior year primarily attributed to Viking's acquisitions in 2005 offset by Second Quarter production factors. Viking anticipates its annual rate of decline in oil production will approximate 19% as compared to 15% for its natural gas properties.

The largest contributors to Viking's 13% shortfall in Second Quarter oil production relative to the prior quarter's exit volume were the sale of its light oil production in southeast Saskatchewan at the end of the First Quarter accounting for 345 b/d and the shut-in of approximately 1,600 b/d of oil production for about a month in the Bashaw area due to a maintenance turnaround at a third party processing facility and pipeline maintenance. The remaining 500 b/d of oil production shortfall is related to the impact of unusually wet weather resulting in frequent disruptions in electric power service to production facilities as well as delays in routine well servicing programs and development drilling activity due to soft road conditions curtailing the movement of heavy equipment throughout much of rural Alberta. By the end of June, the Bashaw oil production had returned to over 1,400 b/d with additional production waiting to be brought back on stream. Viking's well servicing and drilling plans were recovering with the associated incremental production now anticipated in the Third and Fourth Quarters of 2005.

During the Second Quarter of 2005, Viking's natural gas production was 8% lower than the exit volumes of the prior quarter. This difference is also attributed to wet weather resulting in power disruptions and delays in well servicing and development drilling. In addition, the quarter-over-quarter decline in production from Viking's non-operated natural gas interests at West Cove and Pouce Coupe exceeded our expectations. As compared with the Second Quarter of the prior year, Viking's 83% increase in natural gas production is primarily attributed to the CNGT and Kensington acquisitions which were natural gas focused operations offset somewhat by the weather related disruptions of 2005. By Quarter's end, Viking's largest natural gas property at Markerville was "back-on-track" producing approximately 26,000 mcf/d, representing over 40% of Viking's natural gas productive capacity.

PRICING

In 2005, Viking's realized price of $48.65 per boe for the Second Quarter and $47.27 per Boe for the year-to-date represents a 12% and 15% increase over the prior year, respectively. Viking's Second Quarter oil prices are 18% higher than in the prior year while its natural gas prices are 6% higher. On a year-to-date basis, Vikings oil prices are 21% higher than in 2004 and its natural gas prices are 8% higher. Typically, Viking oil price realizations reflect a 19% discount from the West Texas Intermediate benchmark price while its natural gas realizations reflect a 3% premium over the monthly average price for natural gas delivered to the AECO hub.

Viking Energy Royalty Trust                                                    5

                                                        THREE MONTHS ENDED      SIX MONTHS ENDED
                                                              JUNE 30               JUNE 30
                                                      -------------------------------------------
AVERAGE REALIZED PRICES                                 2005         2004       2005        2004
-------------------------------------------------------------------------------------------------
Crude oil ($/bbl)                                     $51.94       $44.04     $50.38      $41.48
-------------------------------------------------------------------------------------------------
Natural gas ($/mcf)                                    $7.52        $7.11      $7.32       $6.76
-------------------------------------------------------------------------------------------------
Natural Gas Liquids ($/bbl)                           $58.41       $37.07     $50.64      $36.40
-------------------------------------------------------------------------------------------------
Average Price ($/boe)                                 $48.65       $43.34     $47.27      $41.01
-------------------------------------------------------------------------------------------------

REVENUES

The following compares Viking's revenues for the Second Quarter and year-to-date in 2005 with its revenues in the prior year:

                                                        THREE MONTHS ENDED      SIX MONTHS ENDED
                                                              JUNE 30                JUNE 30
                                                      --------------------------------------------
(IN 000'S)                                               2005        2004        2005        2004
--------------------------------------------------------------------------------------------------
Crude oil sales                                       $43,069     $38,738     $87,524     $75,583
Natural gas sales                                      42,930      22,186      77,152      42,990
Natural Gas Liquids sales and Other                     3,811       1,442       7,470       2,962
--------------------------------------------------------------------------------------------------
Total Sales Revenue                                    89,810      62,366     172,146     121,535
Amortization of commodity price contracts
      - Deferred gain on change in accounting               6         181          12         210
      - Mark-to-market deficiency on assumed contracts    155          --         155          --
--------------------------------------------------------------------------------------------------
Total Revenues                                        $89,971     $62,547    $172,313    $121,745
--------------------------------------------------------------------------------------------------

Crude oil sales revenues in the Second Quarter of 2005 were $4.3 million (or 11%) higher than in the prior year as the $6.9 million favourable variance from an 18% increase in price was offset by a $2.6 million shortage attributed to a 6% shortfall in oil production volume. The 1,081 b/d of oil production acquired in the First Quarter of 2005 was not enough to offset the production difficulties encountered in the Second Quarter of 2005 along with the production sold in southeast Saskatchewan at the end of the First Quarter of 2005 and the natural decline in Viking's oil production. Similarly on a year-to-date basis, Viking's 2005 oil revenues were $11.9 million higher than in 2004 as a $16.1 million favourable price variance was offset by a $4.2 million shortage due to reduced production volumes. The 2005 and 2004 oil sales revenues do not include any gains or losses in respect of oil price risk management activities.

Natural gas sales revenues in the Second Quarter of 2005 were $20.7 million (or 93%) higher than in the prior year due to the 83% increase in natural gas production along with a 6% increase in the realized price accounting for $19.5 million and $1.2 million of the favourable variance, respectively. Similarly on a year-to-date basis, Viking's 2005 natural gas revenues are $34.2 million higher than in 2004 with the increase in production accounting for $30.5 million of the increase while an 8% (or $0.56 per mcf) increase in price provided a further $3.7 million improvement.

During the Second Quarter of 2005, Viking's natural gas sales revenues were reduced by $524,000 in respect of fixed price forward sales contracts assumed on the CNGT acquisition. This revenue reduction is partially offset for accounting purposes by a $155,000 amortization adjustment reflecting a portion of the loss assumed on the CNGT acquisition date.

ROYALTIES

For purposes of this MD&A and its financial statement presentation, Viking aggregates its royalties with mineral taxes and its Alberta Royalty Tax Credits as follows:

Viking Energy Royalty Trust                                                    6

                                                         THREE MONTHS ENDED        SIX MONTHS ENDED
                                                               JUNE 30                  JUNE 30
                                                       ----------------------------------------------
(IN 000'S EXCEPT PERCENTAGE AMOUNTS)                      2005        2004          2005        2004
-----------------------------------------------------------------------------------------------------
Royalties on oil and natural gas liquids sales          $6,427      $5,592       $13,694     $11,087
    As a percent of sales                              (13.7%)     (13.9%)       (14.4%)     (14.1%)
Royalties on natural gas sales                           8,757       4,511        13,120       8,387
    As a percent of sales                              (20.4%)     (20.3%)       (17.0%)     (19.5%)
Mineral taxes                                            1,270         943         4,725       1,760
Alberta Royalty Tax Credits                              (321)       (234)         (689)       (470)
-----------------------------------------------------------------------------------------------------
Total Royalties                                        $16,133     $10,812       $30,850     $20,764
-----------------------------------------------------------------------------------------------------

Viking's royalties on oil production continue to trend at approximately 14% of sales revenue while the royalties on natural gas production will likely average 19% for 2005 resulting in an overall royalty rate of approximately 18% expected for 2005 compared to 17% in the prior year. In 2005, mineral taxes are expected to be more than double the prior year due to the additional mineral tax obligations on the lands acquired with the CNGT acquisition.

OPERATING COSTS

                                                          THREE MONTHS ENDED       SIX MONTHS ENDED
                                                                JUNE 30                 JUNE 30
                                                        ---------------------------------------------
                                                           2005        2004         2005        2004
-----------------------------------------------------------------------------------------------------
Operating costs (in 000's)                              $13,709     $13,501      $28,768     $26,610
-----------------------------------------------------------------------------------------------------
     - on a per boe basis                                 $7.43       $9.38        $7.90       $8.98
-----------------------------------------------------------------------------------------------------
Transportation costs (in 000's)                          $1,052        $551       $1,826      $1,218
-----------------------------------------------------------------------------------------------------

Operating costs for three months ended June 30, 2005 are relatively unchanged from the prior year and are $1.4 million lower than the First Quarter of 2005. Compared to the prior year, the Second Quarter's costs in 2005 reflect an increase in aggregate expenditures related to the acquisitions of the CNGT and Kensington properties offset by a $1.6 million improvement in net blending revenue while the reduction from the First Quarter is primarily the result of delays in well servicing due to soft road conditions in the Second Quarter. The significant reduction in unit operating costs in 2005 is the result of higher production volumes due to the CNGT and Kensington acquisitions, delays in spending due to wet weather and much improved net blending revenues.

Viking's transportation costs are primarily related to its costs of delivering natural gas to Alberta's natural gas sales hub, the AECO Storage Hub, as well as to a much lesser extent, its cost of its trucking of crude oil to pipeline receipt points. The significant increase in Viking's transportation costs is a result of the near doubling of its natural gas production with the acquisition of the CNGT and Kensington natural gas assets. The majority of Viking's crude oil production is sold at the battery and as a result its transportation costs are relatively small.

GENERAL AND ADMINISTRATIVE EXPENSES

                                                      THREE MONTHS ENDED         SIX MONTHS ENDED
                                                             JUNE 30                  JUNE 30
                                                     ---------------------------------------------
                                                          2005      2004         2005        2004
--------------------------------------------------------------------------------------------------
General and Administrative costs (in 000's)             $3,155    $2,775       $6,166      $5,922
--------------------------------------------------------------------------------------------------
     - on a per BOE basis                                $1.71     $1.93        $1.69       $2.00
--------------------------------------------------------------------------------------------------
Unit-based compensation (in 000's)                        $654     $  --       $1,104       $  --
--------------------------------------------------------------------------------------------------

Viking's general and administrative costs for the Second Quarter of 2005 are $380,000 higher than the prior year and $144,000 higher than the prior quarter primarily due to a $300,000 accrual for its short term incentive program in the current quarter as compared to $137,000 in the prior quarter and no accrual in the prior year. Otherwise, Viking's general and administrative expenditures were flat compared with the prior quarter and the Second Quarter in the prior year.

On a year-to-date basis, Viking's general and administrative costs in 2005 are $244,000 higher than in the prior

Viking Energy Royalty Trust                                                    7
year primarily as a result of accruing $437,000 for its short term incentive program in the current year as compared to no accrual in the prior year. In 2004, Viking incurred significant one-time costs related to recruiting a new president and increased directors' and professional fees as Viking transitioned to its new management team, while in 2005, Viking has incurred an increase in costs directly related to its increase in size and operating activities.

In the Second Quarter of 2005, Viking's charge for its unit-based compensation expense totalled $654,000 ($1,104,000 for the six months ended June 30, 2005) compared to no charge in the prior year for either period. During the Second Quarter of 2005, the Unit Award Incentive Plan accounted for a $599,000 charge primarily as a result of the amortizing of the initial granting of the Restricted and Performance Awards plus the accruing for the related distribution adjustment for the quarter. At the end of the Second Quarter of 2005, the closing price for Viking's Trust Units was $7.08 compared to $7.04 at the end of the prior quarter which results in a nominal increase in the current quarter's charge for its Unit Award Incentive Plan. During the current quarter, there were 27,932 Trust Units delivered in respect of the vesting of 24,375 Restricted Awards, 146,400 Restricted Awards and 146,400 Performance Awards granted and 16,250 Restricted Awards and 16,250 Performance Awards forfeited resulting in an outstanding balance of 209,275 Restricted Awards and 203,650 Performance Awards at the end of the Second Quarter. Viking's Unitholders approved the Unit Award Incentive Plan in June of 2004 and accordingly, there was no charge in respect of this plan prior to the Third Quarter of 2004.

In 2005, Viking's unit-based compensation charge for its Unit Option Plan amounted to $55,000 and $275,000 for the three months ended and six months ended June 30, respectively, reflecting Viking's $7.08 Second Quarter closing price. In respect of the 51,000 options granted after December 31, 2002 and exercised during the Second Quarter of 2005, Viking has recognized $25,000 of excess consideration over the cash received compared to $250,000 in respect of 158,400 options granted after December 31, 2002 and exercised during the prior quarter.

INTEREST AND FINANCING CHARGES

                                                      THREE MONTHS ENDED      SIX MONTHS ENDED
                                                           JUNE 30                JUNE 30
                                                    -------------------------------------------
(IN 000'S)                                            2005        2004        2005        2004
-----------------------------------------------------------------------------------------------
Interest on bank loan borrowings                    $1,630      $1,167      $2,604      $2,495
Interest on Convertible Debentures                   1,945       1,938       3,906       3,879
Amortization of deferred charges                       169         168         336         336
Accretion of discount on Convertible Debentures         38          40          76          80
-----------------------------------------------------------------------------------------------
Total interest expense                              $3,782      $3,313      $6,922      $6,790
-----------------------------------------------------------------------------------------------

Changes to Viking's interest on its bank borrowings is more dependent on the level of its bank borrowings than on changes in interest rates which were less than 3.5% during the Second Quarter of 2005 as compared to 3.6% during the prior quarter and 4.2% during the prior year. During the first six months of 2005, Viking bank debt increased by $79.6 million in respect of the debt assumed and closing costs on the CNGT acquisition and a further $48.4 million for the Kensington acquisition in February with subsequent repayments totalling $45.7 million funded by the excess of Cash Flow From Operations over distributions paid and the proceeds from the sale of assets in southeast Saskatchewan. In 2004, Viking's bank borrowings were unchanged at approximately $110 million during the first six months of the year.

The interest on Viking's bank borrowing during the Second Quarter of 2005 are $657,000 higher than in the prior quarter reflecting a full quarter's cost of funding the CNGT and Kensington acquisitions and $463,000 higher than in the Second Quarter of 2004 due to bank borrowings being $16.7 million higher at the start of the quarter in 2005 along with the legal costs associated with arranging the expansion of Viking's credit facilities in early 2005 but paid in the Second Quarter of 2005.

Interest on Viking's Convertible Debentures of $1.9 million is essentially unchanged quarter-to-quarter except to reflect the number of days in each quarter and any conversions, which are infrequent. The related issue costs of $3.4 million are being amortized on a straight line basis over a five year term while the amortization of their discounting, to reflect the equity component of the Convertible Debentures, follows an imputed present value methodology.

CAPITAL AND OTHER TAXES

Viking is liable for the Large Corporations Tax on the capital base in its wholly-owned corporate subsidiaries and makes monthly installments in respect of this liability. The Large Corporations Tax is currently scheduled to be eliminated by 2008 with the rate reducing from 0.2% in 2004 to 0.175% in 2005. During the first six months of 2005, Viking paid $594,000 for both installments on its 2005 Large Corporations Tax liability as well as the final payments on its 2004 liabilities compared to $789,000 in 2004.

As a result of its internal reorganization on May 1, 2005, Viking has one such corporate subsidiary with a reduced exposure to the Large Corporations Tax as the direct ownership of Viking's oil and natural gas assets has shifted to an internal wholly-

Viking Energy Royalty Trust                                                    8
owned partnership. This internal restructuring has also eliminated the requirement for Viking's Future Income Tax provision resulting in a $22.2 million reduction during the Second Quarter of 2005.

DEPLETION, DEPRECIATION AND ACCRETION

In the Second Quarter of 2005, Viking's charge for depletion, depreciation and accretion ("DD&A") totalled $31.2 million compared to $28.4 million in the First Quarter of 2005 and $18.2 million in the Second Quarter of the prior year. Viking's average daily production was 19,957 boe/d and 20,285 boe/d during the First and Second Quarters of 2005, respectively, and the slight increase in the DD&A charge reflects this slight increase in average daily production. Relative to 2004, Viking's DD&A charge reflects a 28% increase in average daily production along with a higher DD&A rate of $16.01 per boe in 2005 compared to $12.65 per boe in the prior year with the change reflecting both the acquisitions of the CNGT and Kensington assets as well as the reserve estimates contained in Viking's January 1, 2005 independent engineering report. In 2005, Viking's DD&A charge also includes $0.67 per boe accretion charge in respect of its Asset Retirement Obligations compared to $0.60 per boe in 2004.

Viking has accumulated $184.3 million of goodwill on its acquisitions of KeyWest Energy Corporation, CNGT and Kensington in its allocation of the respective purchase price when the total purchase price exceeded the net identifiable assets and liabilities. This goodwill is not amortized but is subject to an annual impairment test. To June 30, 2005, there has been no impairment of goodwill recorded.

LOSSES ON COMMODITY PRICE RISK MANAGEMENT

In 2005, Viking's commodity price risk management activities have been limited to contracts assumed on its acquisition of CNGT which for periods prior to April 1, 2005 were natural gas price risk management contracts and for the period subsequent to March 31, 2005 were fixed price forward sales contracts. Upon their acquisition on February 1, 2005, CNGT's natural gas price risk management contracts had a market value of $86,000 while its fixed price forward sales contracts had a mark-to-market deficiency of $816,000. See the discussion of Revenues for more information on the financial reporting of the fixed price forward sales contracts during the Second Quarter of 2005.

During the First Quarter of 2005, Viking received cash settlements totalling $119,000 in respect of the natural gas price risk management contracts which collared prices on 15,300 GJ/d with a weighted average floor price of $5.74/GJ and a price cap of $7.78/GJ. Viking's financial results include a $33,000 gain on the settlement of these contracts with the balance being recognized as a recovery of the value ascribed to the contracts upon their assumption by Viking. During the first six months of 2004, Viking reported $2.5 million of cash settlement losses in respect of commodity price risk management contracts, primarily oil price contracts, of which $1.5 million was incurred during the Second Quarter of 2004. Canadian accounting standards requires that the accounting for such financial instruments be segregated from the accounting for physical sales activities.

Including the fixed price forward sales contracts assumed on the Krang acquisition, Viking has the following fixed price forward sales contracts in place for periods subsequent to June 30, 2005:

        NATURE OF CONTRACT             QUANTITY                         PERIOD       PRICE/RATE
  ----------------------------------------------------------------------------------------------
  Natural Gas - fixed price          5,000 GJ/d      July 1/05 - October 31/05         $6.17/GJ

  Natural Gas - fixed price          5,000 GJ/d      July 1/05 - October 31/05         $6.67/GJ

  Natural Gas - fixed price          2,000 GJ/d      July 1/05 - October 31/05         $6.40/GJ

  Natural Gas - fixed price          3,000 GJ/d      July 1/05 - October 31/05         $6.45/GJ

  Natural Gas - fixed price          3,000 GJ/d      July 1/05 - October 31/05         $6.75/GJ

  Natural Gas - fixed price          5,000 GJ/d    November 1/05 - March 31/06         $6.83/GJ

  Natural Gas - fixed price          5,000 GJ/d    November 1/05 - March 31/06         $7.33/GJ
  ----------------------------------------------------------------------------------------------

As at June 30, 2005, these fixed price forward sales contracts had a mark-to-market deficiency of approximately $3.5 million of which $3.1 million relates to the contracts assumed on the CNGT acquisition and $440,000 relates to the contracts assumed by Viking on its acquisition of Krang. Canadian accounting standards require that the mark-to-market deficiency of fixed price forward sales contracts be disclosed, but not accrued in the financial statements, at the end of each accounting period. At June 30, 2004, Viking's unsettled commodity price risk management contracts had a mark-to-market deficiency of $662,000 and Canadian accounting standards required that this deficiency be accrued in Viking's financial statements at the end of the Second Quarter in 2004.

Viking Energy Royalty Trust                                                    9

Since January 2004, Viking has not entered into any commodity price risk management contracts except for the contracts assumed with its acquisitions of CNGT and Krang. As detailed in the Outlook discussion of this MD&A, Viking does not currently intend to significantly change its approach to commodity price risk management.

NET INCOME AND CASH FLOW FROM OPERATIONS

Viking's Net Income for the Second Quarter of 2005 totalled $42.1 million with Cash Flow From Operations aggregating to $51.9 million compared to Net Income of $13.7 million and Cash Flow From Operations of $29.7 million in the prior year. Compared to the prior year, $20.3 million of the improvement is a result of the elimination of Viking's future income tax provision resulting from its internal reorganization with the remaining $8.1 million of the improvement reflecting Viking's recent acquisitions while price improvements are offset by production shortfalls.

QUARTERLY FINANCIAL INFORMATION
------------------------------------------------------------------------------------------------------------------------------
                                     2003                                   2004                                 2005
                            --------------------------------------------------------------------------------------------------
                              THIRD       FOURTH        FIRST        SECOND        THIRD       FOURTH        FIRST     SECOND
                             QUARTER      QUARTER      QUARTER      QUARTER      QUARTER      QUARTER      QUARTER    QUARTER
                            --------------------------------------------------------------------------------------------------
TOTAL SALES REVENUES         $57,897      $57,357      $59,198      $62,547      $64,819      $61,828      $82,342    $89,971
------------------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM
OPERATIONS (1)               $25,511      $24,531      $26,764      $29,681      $33,518      $34,860      $45,543    $51,923
       - per Trust Unit        $0.29        $0.25        $0.28        $0.30        $0.31        $0.32        $0.31      $0.31
------------------------------------------------------------------------------------------------------------------------------
NET INCOME                    $5,583    $(94,886)      $14,315      $13,739      $17,590      $29,907      $17,343    $42,105
       - per Trust Unit        $0.06      $(0.98)        $0.15        $0.14        $0.16        $0.27        $0.12      $0.25
------------------------------------------------------------------------------------------------------------------------------
CASH DISTRIBUTIONS (2)       $28,662      $25,144      $23,333     $23,430       $26,004      $26,512      $35,686    $40,672
       - per Trust Unit        $0.32        $0.26        $0.24        $0.24        $0.24        $0.24        $0.24      $0.24
------------------------------------------------------------------------------------------------------------------------------

(1) Cash Flow From Operations excludes Asset Retirement expenditures and changes in non-cash working capital.
(2)  Declared distributions if Trust Unit held throughout the period.

As compared to its revenues in 2004 and prior, Viking's revenues during the first two quarters of 2005 have almost doubled primarily due to the acquisition of CNGT as well as continued strength in commodity prices and the absence of losses from commodity price risk management contracts. Prior to 2005, Viking's revenues had trended upward with improving oil prices and reduced losses from oil price risk management contracts offsetting declining production. Compared with 2004, Viking's Cash Flow From Operations to date in 2005 has increased by approximately 56% with the acquisitions of CNGT and Kensington along with continued strength in commodity prices and reduced operating costs due to delays in well servicing plans due to unusually wet weather conditions in Alberta.

In the Second Quarter of 2005, Viking's Net Income increased by $24.7 million of which $21.3 million is a direct result of an internal corporate restructuring resulting in an elimination of the provision for Future Income Taxes. Prior to 2005, Viking's Net Income reflected the trends in its Cash Flow From Operations except for the Fourth Quarter of 2004 which included a $13.0 million reduction in Future Income Tax provisions and the Fourth Quarter of 2003 which included a $130 million impairment charge.

Since November of 2003, Viking's monthly distributions have been $0.08 per Trust Unit while the improvement in Cash Flow From Operations has been directed to an increased level of development activity and reduced bank borrowings. This has resulted in Viking's payout ratio, distributions to Cash Flow From Operations, trending towards 80% as compared to its payout ratio in 2003 of 98%. Viking intends to continue its stable monthly distributions while continuing to increase its development expenditures funded by internally generated funds.

Viking Energy Royalty Trust                                                   10

NETBACK PRICING (1)

                                                         THREE MONTHS ENDED      SIX MONTHS ENDED
                                                               JUNE 30                 JUNE 30
                                                        -------------------------------------------
(PER BOE)                                                  2005        2004       2005        2004
---------------------------------------------------------------------------------------------------
Sales                                                    $48.65      $43.34     $47.27      $41.01
Royalties                                                  8.74        7.51       8.47        7.01
Operating Costs                                            7.43        9.38       7.90        8.98
Transportation                                             0.57        0.38       0.50        0.41
---------------------------------------------------------------------------------------------------
Operating Netback                                         31.91       26.07      30.40       24.61
Cash settlements on commodity price contracts                --        1.02       0.01        0.83
General and administrative                                 1.71        1.93       1.69        2.00
Non-cash unit based compensation expense                   0.35          --       0.30          --
Severance and other                                          --        0.14         --        0.40
Interest on Bank Loans                                     0.88        0.81       0.71        0.84
Interest on Convertible Debentures                         1.05        1.37       1.07        1.34
Capital and other taxes                                    0.14        0.19       0.16        0.27
---------------------------------------------------------------------------------------------------
Unitholder Netback                                       $27.78      $20.61     $26.46      $18.93
---------------------------------------------------------------------------------------------------

(1) Certain key performance indicators and industry benchmarks as presented do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other entities.

Unitholder Netbacks have improved primarily due to higher commodity prices and the absence of losses on commodity price risk management contracts while changes in certain unit costs are more a direct result of changes in production volumes rather than changes in total expenditures.

CAPITAL EXPENDITURES
NATURE OF EXPENDITURES (IN 000'S)                         THREE MONTHS ENDED       SIX MONTHS ENDED
                                                             JUNE 30, 2005           JUNE 30, 2005
---------------------------------------------------------------------------------------------------
Development Drilling                                             $1,666                 $13,426
Capital workovers                                                   145                     609
Gathering lines                                                     382                   1,051
Facilities and other                                              1,469                   3,071
Asset Retirement expenditures                                        --                     252
---------------------------------------------------------------------------------------------------
Total Capital Expenditures                                        3,662                  18,409
Net proceeds from divestitures & acquisitions                         6                 (17,196)
---------------------------------------------------------------------------------------------------
Net Capital Spending                                             $3,668                 $ 1,213
---------------------------------------------------------------------------------------------------

During the Second Quarter of 2005, Viking completed 8 oias wells and one water injection well for a total of 17 gross (10.4 net) wells with a 100% success rate. In the Markerville area, Viking completed 6 gas wells with a 50% working interest and in the Bellshill Lake area, four oil wells with a 96% working interest. Viking also drilled and cased two infill locations at Bashaw (with a 93% working interest), with the results being used to update our geological interpretations that suggest the potential for additional infill and step out locations.

Due to the wet weather in the Second Quarter, Viking released several rigs and is now planning to spend $70 million on its capital program in the second half of 2005, including approximately $10 million of incremental capital on the assets acquired with the purchase of Krang.

ASSET DISPOSITIONS

During the Second Quarter of 2005, Viking did not close any property divestures or acquisitions with the only amount recorded being a minor post closing adjustment to its March 2005 sale of all of its assets in southeast Saskatchewan. Viking continues to rationalize its non-core properties and acquire small working interests in its existing properties with the expectation that the activity will be immaterial to production volumes and cash flow but result in improved operating efficiencies.

Viking Energy Royalty Trust                                                   11

ASSET RETIREMENT OBLIGATION

At the end of 2004, Viking had estimated the future cost to abandon its oil and gas wells and related processing facilities including the reclamation of the site and related access roads at $152.8 million over the next 55 years, a $49.6 million obligation after an adjustment for an 8.6% discount factor and a 2% inflation factor. Upon its merger with CNGT, Viking's asset retirement obligation increased by $8.6 million representing a future liability of $22.8 million over the next 27 years in respect of the properties acquired from CNGT and a further $1.9 million for the Kensington properties. During the first six months of 2005, Viking's asset retirement obligation has been further increased by $1.8 million. The undiscounted obligation has been reduced by $2.2 million to reflect the sale of the southeast Saskatchewan properties ($905,000 on a discounted basis) offset by an increase of $1.3 million ($586,000 on a discounted basis) to reflect additional liabilities incurred as a result of 2005 drilling activity. A further $2.4 million increase has been recorded in respect of the accretion charge on the obligation with net expenditures totalling $252,000 during the first six months of 2005.

LIQUIDITY AND CAPITAL RESOURCES

At the end of 2004, Viking had bank borrowings of $29.4 million and a $170 million credit facility. Concurrent with its acquisition of CNGT, Viking entered into a $225 million credit agreement comprised of a $25 million Operating Credit Facility and upon completion of the merger with CNGT, a $200 million Extendible Revolving Term Credit Facility which enabled the repayment of the CNGT bank debt and the acquisition of Kensington. Concurrent with its acquisition of Krang, Viking entered into $350 million credit agreement comprised of a $25 million Operating Credit Facility and upon completion of the acquisition of Krang, a $250 million Extendible Revolving Term Credit Facility and a $75 million Senior Bridge Credit Facility which enabled the purchase of the Krang shares as well as the repayment of its bank debt.

The $250 million Extendible Revolving Term Credit Facility and $25 million Operating Credit Facility have an initial term to June 30, 2006 but could be extended an additional 364 days on an annual basis with the agreement of the lenders. If the agreement was not extended, these credit facilities would mature in two years thereafter with no principal repayment prior to maturity provided the borrowings are not in excess of the borrowing base. The $75 million Senior Bridge Credit Facility is due and payable at maturity on January 31, 2006. During the first six months of 2005, Viking has completed $501.6 million of acquisitions with the issue of 54,132,320 Viking Trust Units and $128.1 million of funds from its credit facilities to finance:

    o    The repayment of CNGT's bank debt - $71.0 million,

    o    Purchase of the shares of Kensington - $33.8 million,

    o    The repayment of Kensington's bank debt - $12.0 million, and

    o    Funding of CNGT and Kensington acquisition costs - $11.3 million.

Subsequent to its acquisitions of CNGT and Kensington, Viking's bank borrowings had increased to approximately $157.5 million prior to repayments funded from operating activities and asset dispositions.

During the first six months of 2005, Viking's capital spending totalled $18.2 million which approximately equals its net proceeds from asset dispositions of $17.2 million. As discussed earlier in this MD&A, Viking's capital spending during the Second Quarter of 2005 has been curtailed by the unusually wet weather in Alberta limiting the movement of heavy equipment on Alberta's rural roads resulting in the Second Quarter's capital spending aggregating to only $3.7 million in 2005. Currently, Viking's plans for the last six months of 2005 anticipate capital spending of approximately $70 million.

Viking's Cash Flow From Operations for the first six months of 2005 totals $97.5 million and its declared distributions aggregate to $76.4 million with a payout ratio of 78%. Viking's distribution reinvestment programs have attracted a participation level of approximately 40% and during the first six months of 2005, this has resulted in distributions declared, net of reinvestment, of $46.7 million and an excess of Cash Flow From Operations over net distributions declared of $50.8 million.

At the end of June 2005, Viking's bank borrowings total $111.3 million reflecting $127.6 million of incremental acquisition borrowings and repayments of $45.7 million funded principally from the excess of Cash Flow From Operations over the net distributions paid.

Subsequent to closing the Krang acquisition, Viking has access to approximately $50 million of undrawn credit facilities, continues to benefit from approximately $5 million per month of distribution reinvestment and has a balance sheet with a debt to market capitalization of 13% and a debt to annualized cash flow ratio of approximately 0.9 times, including its 10.5% Convertible Debentures as debt. Viking's Convertible Debentures contain an exercise price of $7.25 per Trust Unit and as the trading price of the Viking Trust Units advances, this debt instrument may convert to additional equity.

Viking Energy Royalty Trust                                                   12

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Viking has contractual obligations entered into during the normal course of operation including the leasing of assets, operating agreements, transportation commitments and sales commitments. These commitments were disclosed in Viking's annual MD&A for the year ended December 31, 2004. In addition to the CNGT Combination Agreement, the $225 million Credit Agreement dated January 31, 2005 and the Kensington Pre-Acquisition Agreement disclosed in its MD&A for the year ended December 31, 2004, Viking has entered into the significant contracts described below.

On June 28, 2005, Viking entered into an acquisition agreement with Krang which provided for the acquisition of Krang by Viking, subject to certain conditions. Pursuant to the terms of the agreement, Viking agreed it would make an offer to purchase all of the outstanding shares of Krang for $3.35 per share with the offer open for acceptance until July 22, 2005. In addition, Viking entered into hard lock-up agreements with Krang shareholders pursuant to which 90.5% of the outstanding fully diluted shares of Krang were committed to the transactions. On July 22, 2005, over 94% of Krang shares had been tendered and Viking paid $136.1 million to take up the tendered shares. Subsequent thereto, Viking acquired all of the remaining Krang shares not deposited under its offer pursuant to the compulsory acquisitions provisions of the Business Corporations Act (ALBERTA). At closing, Viking repaid $39.0 million of Krang bank debt.

On July 22, 2005, Viking entered into a $350 million Credit Agreement as fully described in the Liquidity and Capital Resources discussion of this MD&A.

OFF BALANCE SHEET ARRANGEMENTS

As discussed in Commodity Price Risk Management, Viking enters into commodity price contracts from time to time to manage its exposure to fluctuating commodity prices. As discussed in Note 2 to the consolidated financial statements, these contracts were disclosed in 2003 and subsequently, to the extent these contracts remain outstanding, their mark-to-market value (or deficiency) has been recorded on the balance sheet with changes reflected in the statement of earnings.

In addition, Viking enters into lease agreements all of which are operating leases with the related costs expensed as an operating or general and administrative expense. Viking has not entered into any guarantee or off balance sheet arrangements that would adversely impact its financial position or results of operations.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

The Canadian Institute of Chartered Accountants ("CICA") has issued the following accounting pronouncements that have been evaluated by Viking:

         REDEEMABLE AND RETRACTABLE SHARES - On November 5, 2004, the CICA issued EIC-149 "Accounting for Retractable or Mandatorily Redeemable Shares" that lists specific criteria required to be met in order for entities to reflect trust units and exchangeable shares as either a liability or equity in their financial statements. Viking's trust units met the required criteria to be reflected as Untiholders' Equity and no additional presentation or disclosure is required.

         FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT - On January 27, 2005, the Accounting Standards Board ("AcSB") issued CICA Handbook section 3855 "Financial Instruments - Recognition and Measurement," CICA Handbook section 1530 "Comprehensive Income" and CICA Handbook section 3865 "Hedges" that deal with the recognition and measurement of financial instruments and comprehensive income. These new standards are intended to harmonize Canadian standards with United States and International accounting standards and are effective for annual and interim periods in fiscal years beginning on or after October 1, 2006. These new standards will impact Viking's financial reporting in future periods.

CRITICAL ACCOUNTING ESTIMATES

In the preparation of Viking's interim consolidated financial statements, management must use estimates based on the best information available at the reporting date. Viking's management has designed internal controls and reporting processes to provide assurance to users of its financial information as to their accuracy and completeness. Financial results incorporate estimates on the following items:

    o Depletion, depreciation and accretion are based on estimates of oil and gas reserves. The risks associated with reserve recovery and estimation are disclosed in more detail in Viking's annual MD&A for the year ended December 31, 2004.

    o    Estimated fair values of commodity price contracts.

    o    Estimated value of future income tax liabilities.

    o Estimated value of asset retirement obligations that is dependent upon the timing and future costs of related expenditures.

Viking Energy Royalty Trust                                                   13

OUTLOOK

On July 12, 2005, Viking has announced monthly distributions of $0.08 per Trust Unit through to September 2005. In light of its acquisition of Krang and continued strength in commodity prices, Viking anticipates Third Quarter operating results to be reflective of a recovery of production to approximately 27,500 boe/d, operating costs in the $8.00 per boe range, capital spending in excess of $30 million and a payout ratio less than 70% of Cash Flow From Operations.

Viking expects its daily production exit volume to be approximately 27,500 boe/d at the end of the Third Quarter and 28,000 boe/d at the end of the Fourth Quarter reflecting the full impact of the Krang acquisition effective July 5, 2005. The growth in volume during the last six months of 2005 are net of the future property acquisitions and dispositions which are likely as Viking continues to focus its ownership of assets within core areas.

During the last six months of 2005, Viking estimates that its unit operating costs will be slightly higher than $8.00 per boe with an increased level of well servicing activities now planned for the second half of the year as a result of the weather related delays encountered in the first half of the year. With approximately $70 million of its capital spending program and the compression of its well servicing activities yet to come in the last half of 2005, Viking anticipates that its incremental production growth will be sufficient to offset the normal declines in its production and provide an overall growth of 500 to 1,000 boe/d to its productive capacity.

Excluding its unit-based compensation expense, Viking continues to anticipate its annual general and administrative cost per boe to be in the $1.25 - $1.30 range as the economies of scale serve to reduce the second half unit costs. Viking will continue with its efforts to reduce its unit administrative costs while increasing the level of investment in its existing asset base.

Subsequent to June 30, 2005, Viking holds natural gas fixed price forward purchase contracts on 18,000 GJ/d through October 2005 with an average price of $6.47 per GJ and 10,000 GJ/d from November 2005 through March 2006 at an average price of $7.08 representing approximately 20% and 12% of its anticipated natural gas production, respectively. As at June 30, 2005, these contracts had a mark-to-market deficiency of $3.5 million.

While focusing a significant internal effort on effectively integrating its three acquisitions, Viking intends to continue to pursue additional property purchases as well as corporate acquisitions and potential rationalization and consolidation within the royalty trust landscape with an expectation to become a solid mid-sized royalty trust. With a focus on the western Canadian sedimentary basin, Viking will leverage off this technical expertise to improve its capital spending efficiency as well as capture the upside operating potential of its existing assets. Viking intends to maintain a strong balance sheet with undrawn credit capacity to enable its active participation in the growth of Canadian oil and gas royalty trust business model.


2005 CASH FLOW FROM OPERATIONS SENSITIVITIES

The following table reflects the sensitivity of Viking's anticipated annual 2005 Cash Flow From Operations during the last six months of the year to key operating assumptions:

                                                                                      IMPACT ON CASH
                                                                                           FLOW FROM
                                                        ASSUMPTION        CHANGE          OPERATIONS
-----------------------------------------------------------------------------------------------------
WTI oil price ($US/bbl)                               $      52.00    $     2.00   $     0.02 / UNIT
CAD/USD exchange rate                                 $       0.81    $     0.01   $     0.01 / UNIT
AECO daily natural gas price ($/mcf)                  $       7.00    $     0.50   $     0.03 / UNIT
Interest rate on outstanding bank debt                        4.0%          1.0%   $     0.01 / UNIT
Liquids production volume  (bbl/d)                          13,100           500   $     0.02 / UNIT
Natural gas production volume (mcf/d)                       81,000         4,000   $     0.02 / UNIT
Operating Expenses (per BOE)                          $       8.00    $     0.20   $     0.01 / UNIT
-----------------------------------------------------------------------------------------------------

TAXATION OF CASH DISTRIBUTIONS

For Canadian income tax purposes, Viking's cash distributions are comprised of a return of capital portion and a taxable portion. The return of capital portion reduces the cost base of the trust units held. In 2004, Viking's cash distributions were 79% taxable and 21% return of capital. In 2005, Viking currently estimates its cash distributions will be approximately 75% taxable.


ADDITIONAL INFORMATION

Additional information relating to Viking, including its Annual Information Form and Annual Report, is available at WWW.SEDAR.COM.

Viking Energy Royalty Trust                                                   14

CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED EARNINGS
(UNAUDITED)

(IN THOUSANDS OF DOLLARS EXCEPT NUMBER OF TRUST UNITS AND PER UNIT AMOUNTS)

                                                               THREE MONTHS ENDED                 SIX MONTHS ENDED
                                                                     JUNE 30                           JUNE 30
                                                              2005             2004             2005             2004
----------------------------------------------------------------------------------------------------------------------
REVENUE
     Oil and natural gas                             $      89,971    $      62,547    $     172,313    $     121,745
     Royalties                                             (16,133)         (10,812)         (30,850)         (20,764)
----------------------------------------------------------------------------------------------------------------------
                                                            73,838           51,735          141,463          100,981
----------------------------------------------------------------------------------------------------------------------

EXPENSES
     Operating                                              13,709           13,501           28,768           26,610
      Transportation                                         1,052              551            1,826            1,218
     General and administrative                              3,155            2,775            6,166            5,922
     Non-cash unit based incentive compensation                654               --            1,104               --
     Severance and other expenses                               --              196               --            1,188
     Interest and financing charges                          3,782            3,313            6,922            6,790
     Capital and other taxes                                   264              278              594              789
     Depletion, depreciation and accretion                  31,288           18,222           59,696           37,495
      Losses on commodity price contracts (Note 5)
          Cash settlements                                      --            1,467              (33)           2,466
          Unrealized (gains) losses                             --             (455)              --              993
     Future income tax recovery (Note 10)                  (22,171)          (1,852)         (23,028)         (10,543)
----------------------------------------------------------------------------------------------------------------------
                                                            31,733           37,996           82,015           72,928
----------------------------------------------------------------------------------------------------------------------
                                                            42,105           13,739           59,448           28,053
NET INCOME FOR THE PERIOD
ACCUMULATED EARNINGS (DEFICIT) - OPENING BALANCE            70,481           (8,098)          53,138          (22,412)
----------------------------------------------------------------------------------------------------------------------
ACCUMULATED EARNINGS - CLOSING BALANCE               $     112,586    $       5,641    $     112,586    $       5,641
======================================================================================================================

NET INCOME PER TRUST UNIT
       Basic and Diluted                             $        0.25    $        0.14    $        0.37    $        0.29

WEIGHTED AVERAGE NUMBER OF TRUST UNITS
      Basic                                            169,479,421       97,455,597      159,103,439       97,422,543
      Diluted                                          169,913,812       97,509,407      159,422,448       97,565,231

Viking Energy Royalty Trust                                                   15

CONSOLIDATED BALANCE SHEETS
(UNAUDITED)
(IN THOUSANDS OF DOLLARS)                                                      JUNE 30    December 31
                                                                                  2005           2004
------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
     Accounts receivable                                                   $    54,158    $    28,601
     Prepaid expenses                                                            3,433          1,969
------------------------------------------------------------------------------------------------------
                                                                                57,591         30,570

Property, Plant and Equipment  (Note 3)                                        853,150        501,364
Acquisition Costs                                                                   --            308
Reclamation Fund (Note 4)                                                           --          5,385
Goodwill (Note 2)                                                              184,324         74,433
Deferred Financing Charges, net of amortization                                  1,722          2,058
------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                               $ 1,096,787    $   614,118
======================================================================================================

LIABILITIES
Current Liabilities
     Accounts payable                                                      $    47,157    $    33,262
     Unitholder distributions and debenture interest payable                    16,928         12,129
      Deferred mark-to-market deficiency on commodity price contracts              662             --
      (Note 5)
------------------------------------------------------------------------------------------------------
                                                                                64,747         45,391

Bank Loan                                                                      111,282         29,350
10.5% Convertible Unsecured Subordinated Debentures (Note 6)                    73,840         73,763
Future Income Taxes (Note 10)                                                       --         23,028
Asset Retirement Obligation                                                     62,117         49,621
------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                              311,986        221,153
------------------------------------------------------------------------------------------------------

UNITHOLDERS' EQUITY
Conversion Feature of 10.5% Convertible Unsecured Subordinated
Debentures (Note 6)                                                                804            804
Unitholders' Capital  (Note 7)                                               1,191,138        783,026
Contributed Surplus (Note 8)                                                     1,094            460
Accumulated Earnings                                                           112,586         53,138
Accumulated Unitholder Distributions                                          (520,821)      (444,463)
------------------------------------------------------------------------------------------------------
TOTAL UNITHOLDERS' EQUITY                                                      784,801        392,965
------------------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND UNITHOLDERS' EQUITY                                  $ 1,096,787    $   614,118
======================================================================================================

Viking Energy Royalty Trust                                                   16

CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(IN THOUSANDS OF DOLLARS)                                         THREE MONTHS ENDED       SIX MONTHS ENDED
                                                                        JUNE 30                 JUNE 30
                                                                   2005        2004        2005        2004
------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                     $ 42,105    $ 13,739    $ 59,448    $ 28,053
Add items not involving cash:
Depletion, depreciation and accretion                            31,288      18,222      59,696      37,495
Future income tax recovery                                      (22,171)     (1,852)    (23,028)    (10,543)
Costs settled with issuance of Trust Units                           --          --          --         240
Unrealized (gains) losses on commodity price contracts               --        (455)         --         993
Amortization of Issue Costs and Accretion of Discount on
10.5% Convertible Debentures                                        207         208         412         416

Non-cash unit based incentive compensation                          654          --       1,104          --
Amortization of deferred commodity price contract gain             (160)       (181)       (166)       (210)
------------------------------------------------------------------------------------------------------------
                                                                 51,923      29,681      97,466      56,444
Asset Retirement expenditures                                        --        (204)       (252)       (338)
Change in non-cash working capital                                2,925       2,478     (11,868)       (181)
------------------------------------------------------------------------------------------------------------
                                                                 54,848      31,955      85,346      55,925
------------------------------------------------------------------------------------------------------------
                                                                  2,598          35       4,447         768

FINANCING ACTIVITIES
Issuance of Trust Units, net of issue costs
Unitholder Distributions                                        (23,945)    (21,369)    (41,924)    (43,054)
Bank Loan advances (repayments)                                 (21,188)     (2,276)     (1,048)         92
------------------------------------------------------------------------------------------------------------
                                                                (42,535)    (23,610)    (38,525)    (42,194)
------------------------------------------------------------------------------------------------------------
                                                                   (161)         --      (7,971)         --

INVESTING ACTIVITIES
Acquisition of Calpine Natural Gas Trust, net of $685,000 of
cash acquired
Acquisition of Kensington Energy Ltd.                              (261)         --     (36,429)         --
Disposal (Acquisition) of oil & gas properties                       (6)        (63)     17,196       1,458
Capital expenditures                                             (3,662)     (4,974)    (18,157)    (13,378)
Change in non-cash working capital                               (8,223)     (3,308)     (1,460)     (1,811)
------------------------------------------------------------------------------------------------------------
                                                                (12,313)     (8,345)    (46,821)    (13,731)
------------------------------------------------------------------------------------------------------------
CHANGE IN CASH                                                 $     --    $     --    $     --    $     --
============================================================================================================

Interest paid on 10.5% Convertible Debentures                  $     --    $     --    $  3,860    $  3,974
Interest paid on bank loans                                    $  1,741    $  1,115    $  2,725    $  2,398
Capital and other taxes paid                                   $    264    $    262    $    594    $    643

Viking Energy Royalty Trust                                                   17

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2005
                                   (UNAUDITED)
               (tabular amounts are in thousands of dollars except
                   number of Trust Units and per unit amounts)

1.   ACCOUNTING POLICIES

     These interim consolidated financial statements are presented in accordance with Canadian generally accepted accounting principles and have been prepared by management following the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended December 31, 2004. The disclosures provided in these interim consolidated financial statements are incremental to those included in the audited consolidated financial statements for the year ended December 31, 2004 and do not include all the disclosures required to conform to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the 2004 annual report of Viking Energy Royalty Trust ("Viking").

2.   ACQUISITIONS

     (a) CALPINE NATURAL GAS TRUST

     Effective February 1, 2005, Viking acquired the assets of Calpine Natural Gas Trust ("CNGT") in exchange for the issuance of 54,132,320 Viking Trust Units at an ascribed value of $6.90 per Trust Unit and the assumption of bank debt and related acquisition costs. The ascribed value of the Viking Trust Units issued was based on their average closing price during five trading days prior and five trading days subsequent to the announcement of the agreement to merge. The aggregate consideration consists of the following:

       Fair value of Trust Units issued                               $373,513
       Repayment of bank debt                                           71,000
       Related acquisition costs, including severance payments           8,657
                                                                     ----------
                                                                      $453,170
                                                                     ----------

     The CNGT acquisition has been accounted for using the purchase method whereby the assets acquired and liabilities assumed are recorded at their fair values with the excess of the aggregate consideration over the fair value of the identifiable net assets allocated to goodwill and commencing on February 1, 2005, its operating results have been included in Viking's revenues, expenses and capital spending. The following summarizes the allocation of the aggregate consideration:

       Net working capital deficiency                                  $ (2,363)
       Property, Plant and Equipment                                    358,690
       Goodwill                                                         106,263
       Mark-to-market deficiency of commodity price contracts              (730)
       Asset retirement obligation                                       (8,690)
                                                                     -----------
                                                                       $453,170
                                                                     -----------


Viking Energy Royalty Trust                                                   18

     (b) KENSINGTON ENERGY LTD.

     Pursuant to its cash offer of $0.52 for each issued and outstanding Class A Share of Kensington Energy Ltd. ("Kensington"), Viking acquired control of Kensington with its acquisition of 58,364,769 Kensington Class A shares for a cash consideration of $30.3 million on February 18, 2005. Subsequent to this acquisition of 89.8% of the issued and outstanding shares of Kensington, Viking acquired the remaining 6,593,286 Class A Shares of Kensington for an additional $3.5 million by extending its offer to purchase to March 7, 2005 and thereafter pursuant to the compulsory acquisition provisions of the Business Corporations Act (ALBERTA). The aggregate consideration for the Kensington acquisition consists of the following:

       Cash paid for purchase of Kensington shares                     $33,778
       Repayment of bank debt                                           11,980
       Related acquisition costs, including severance payments           2,651
                                                                     ----------
                                                                       $48,409
                                                                     ----------

     The Kensington acquisition has also been accounted for using the purchase method and commencing on February 18, 2005, its operating results have been included in Viking's revenues, expenses and capital spending. The following summarizes the allocation of the aggregate consideration:

       Net working capital deficiency                                  $ (2,219)
       Property, Plant and Equipment                                     48,915
       Goodwill                                                           3,628
       Asset retirement obligation                                       (1,915)
                                                                     -----------
                                                                       $ 48,409
                                                                     -----------


3.   PROPERTY, PLANT AND EQUIPMENT
                                                          JUNE 30   December 31
                                                             2005          2004
                                                      --------------------------

        Capitalized Oil and Natural Gas Expenditures   $1,403,958      $995,055
        Accumulated Depletion and Depreciation           (420,808)     (363,691)
        Impairment recognized December 31, 2003          (130,000)     (130,000)
                                                      --------------------------
                                                        $ 853,150      $501,364
                                                      --------------------------


4.   RECLAMATION FUND

     On February 22, 2005, Viking's Board of Directors approved the amendment of certain internal royalty agreements to terminate provisions requiring the funding of future reclamation costs and effective on that date, Viking eliminated its accrual of the funding of future reclamation activities. Similarly, CNGT's reclamation fund has been included in CNGT's net working capital deficiency at the date of acquisition.



Viking Energy Royalty Trust                                                   19

5.   COMMODITY PRICE RISK MANAGEMENT

     At the end of 2004, accounting for Viking's price risk management was limited to providing for the amortization of a residual deferred gain of $87,000 related to a $416,000 gain deferred on its initial adoption of the new accounting standards for "Hedging Relationships" on January 1, 2004. This amount will be amortized to revenue over the life of the respective contracts.

     Viking's merger with CNGT resulted in it assuming the following natural gas price risk management contracts on February 1, 2005 which at that date had a mark-to-market deficiency of $730,000:

            TYPE OF CONTRACT            QUANTITY                           PERIOD         PRICE/RATE
     ------------------------------------------------------------------------------------------------
     Natural Gas - collar(1)          7,200 GJ/d      February 1/05 - March 31/05     Floor $6.50/GJ
                                                                                    Ceiling $8.50/GJ

     Natural Gas - collar(1)          2,000 GJ/d      February 1/05 - March 31/05     Floor $5.25/GJ
                                                                                    Ceiling $8.15/GJ

     Natural Gas - collar(1)          6,100 GJ/d      February 1/05 - March 31/05     Floor $5.00/GJ
                                                                                    Ceiling $6.80/GJ

     Natural Gas - fixed price        5,000 GJ/d       April 1/05 - October 31/05           $6.17/GJ

     Natural Gas - fixed price        5,000 GJ/d       April 1/05 - October 31/05           $6.67/GJ

     Natural Gas - fixed price        5,000 GJ/d      November 1/05 - March 31/06           $6.83/GJ

     Natural Gas - fixed price        5,000 GJ/d      November 1/05 - March 31/06           $7.33/GJ
     ------------------------------------------------------------------------------------------------

     (1) During the two month period ending March 31, 2005, Viking received $119,000 in settlement of these contracts which had a mark-to-market value of $86,000 on February 1, 2005. Accordingly, Viking has reported a net gain on commodity price risk management contracts of $33,000 being the excess of the cash settlement over the mark-to-market value on February 1, 2005.

     Viking's acquisition of Krang resulted in it assuming the following natural gas price risk management contracts on July 5, 2005 which at that date had a mark-to-market deficiency of $440,000 (see note 11(a)):

            TYPE OF CONTRACT            QUANTITY                         PERIOD         PRICE/RATE
     ----------------------------------------------------------------------------------------------
     Natural Gas - fixed price        2,000 GJ/d      July 1/05 - October 31/05           $6.40/GJ

     Natural Gas - fixed price        3,000 GJ/d      July 1/05 - October 31/05           $6.45/GJ

     Natural Gas - fixed price        3,000 GJ/d      July 1/05 - October 31/05           $6.75/GJ
     ----------------------------------------------------------------------------------------------

     The natural gas fixed price contracts are forward sales contracts requiring the physical delivery of natural gas to Alberta's AECO trading hub and the Canadian Institute of Chartered Accountants' standards exclude such contracts from its definition of Financial Instruments. As such the difference between the market value at the time the natural gas is delivered and contracted price is included in natural gas sales revenues.

     On February 1, 2005, the fixed price forward sales contracts assumed from CNGT had a mark-to-market deficiency of $816,000 which will be amortized to natural gas sales revenue in the period to which the contracts relate. During the three months ended June 30, 2005, three fixed forward sales contracts resulted in a $524,000 reduction to Viking's proceeds from the sale of natural gas and a $369,000 reduction in sales revenues after reflecting a $155,000 amortization charge of the mark-to-market deficiency assumed on February 1, 2005. At June 30, 2005, the mark-to-market deficiency of these fixed price forward sales contracts was $3,035,000.

     During the three months ended June 30, 2004, Viking realized a loss of $1,467,000 on the settlement of its commodity price risk management contracts and year-to-date losses of $2,466,000. During the six month period from January 1,

Viking Energy Royalty Trust                                                   20

     2004 to June 30, 2004, Viking's recognized unrealized losses in respect of the changes in the mark-to-market deficiency of its commodity price risk management contracts relating to future periods totalled $993,000.

6.   10.5% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

     The following summarizes the accounting for the principal amount of the Convertible Debentures since their issuance to June 30, 2005:

                                                       DISCOUNTED          EQUITY
                                                       OBLIGATION       COMPONENT         TOTAL
     -------------------------------------------------------------------------------------------
     Issued on January 15, 2003                          $ 74,188           $ 812      $ 75,000
     -------------------------------------------------------------------------------------------
     Conversion into Trust Units during 2003                 (694)             (8)         (702)
     -------------------------------------------------------------------------------------------
     Accretion of Discount recognized in 2003                 131              --           131
     -------------------------------------------------------------------------------------------
     Balance at December 31, 2003                          73,625             804        74,429
     -------------------------------------------------------------------------------------------
     Accretion of Discount recognized in 2004                 138              --           138
     -------------------------------------------------------------------------------------------
     Balance at December 31, 2004                          73,763             804        74,567
     -------------------------------------------------------------------------------------------
     Accretion of Discount recognized in 2005                  77              --            77
     -------------------------------------------------------------------------------------------
     Balance at June 30, 2005                            $ 73,840           $ 804      $ 74,644
     -------------------------------------------------------------------------------------------

7.   UNITHOLDERS' CAPITAL

     TRUST UNITS ISSUED                                                NO. OF  UNITS    BOOK VALUE
     ----------------------------------------------------------------------------------------------
     Balance, December 31, 2004                                          111,118,079   $  783,026
     Units issued in exchange for CNGT assets                             54,132,320      373,513
     Distribution reinvestment plan                                        1,993,770       13,243
     Employee options, includes $250,000 in excess of cash received          309,900        2,052
     Less:  issue costs                                                           --           (3)
     ----------------------------------------------------------------------------------------------
     Balance, March 31, 2005                                             167,554,069    1,171,831
     Distribution reinvestment plan                                        2,508,692       16,440
     Employee options, includes $25,000 in excess of cash received           431,100        2,677
     Settlement upon vesting of Unit Incentive Award Program grants           27,932          195
     Less:  issue costs                                                           --           (5)
     ----------------------------------------------------------------------------------------------
     Balance, June 30, 2005                                              170,521,793   $1,191,138
     ==============================================================================================

Viking Energy Royalty Trust                                                   21

8.   CONTRIBUTED SURPLUS

     Contributed surplus reflects the accumulated non-cash compensation charge in respect of Viking's unexercised Trust Unit Options granted after December 31, 2002 and its awards of Performance Units and Restricted Units under its Unit Award Incentive Plan. Upon exercise of options and the delivery of Trust Units under the Trust Unit Option Plan and the Unit Award Incentive Plan, respectively, the contributed surplus account is relieved of the excess of Trust Unit value over cash received with the amount transferred to Unitholders Capital.

                                                                                         BOOK VALUE
     -----------------------------------------------------------------------------------------------
     Balance, December 31, 2004                                                                $460
       Non-cash compensation
               - Trust Unit Options                                                             220
               - Performance and Restricted Unit Awards                                         230
       Transfer to Unitholders' Capital on exercise of options                                 (250)
     -----------------------------------------------------------------------------------------------
     Balance, March 31, 2005                                                                    660
       Non-cash compensation
               - Trust Unit Options                                                              55
               - Performance and Restricted Unit Awards                                         599
       Transfer to Unitholders' Capital on vesting of Unit Incentive Award Program grants      (195)
       Transfer to Unitholders' Capital on exercise of options                                  (25)
     -----------------------------------------------------------------------------------------------
     Balance, June 30, 2005                                                                  $1,094
     ===============================================================================================

9.   NON-CASH COMPENSATION

     (a) TRUST UNIT OPTION PLAN
     During the three months ended June 30, 2005, Viking recorded $25,000 in respect of the intrinsic value of 51,000 options granted after December 31, 2002 and exercised during the three month period ended June 30, 2005. Unit-based compensation expense in respect of Viking's Unit Option Plan for the three month and six month periods ended June 30, 2005 was $55,000 and $275,000, respectively, using the intrinsic method and a closing Trust Unit price of $7.08 on June 30, 2005. No such compensation expense was recorded during the three month or six month periods ended June 30, 2004 as the unexercised options had no intrinsic value based on a closing Trust Unit price of $5.67.

     For the three month and six month periods of 2005, the unit-based compensation expense for options granted after December 31, 2001 and prior to January 1, 2003 would have been $68,000 and $247,000, respectively, while no such expense was recorded during the three month or six month periods ended June 30, 2004 as these unexercised options had no intrinsic value. At June 30, 2005, these options had an intrinsic value of $463,000. For the 495,050 unexercised options granted before January 1, 2002, the intrinsic value at June 30, 2005 was $540,000.


Viking Energy Royalty Trust                                                   22

     The exercise price of the Trust Unit Options outstanding at June 30, 2005 ranges from $5.23 to $8.55 (before reductions related to Viking's distributions). At June 30, 2005, Viking had the following Trust Unit Options outstanding:

                                                       THREE MONTHS ENDED                   SIX MONTHS ENDED
                                                          JUNE 30, 2005                       JUNE 30, 2005
                                                  UNIT OPTIONS       WEIGHTED AVG    UNIT OPTIONS       WEIGHTED AVG
                                                                   EXERCISE PRICE                     EXERCISE PRICE
                                              -----------------------------------------------------------------------
     TOTAL OPTIONS OUTSTANDING                       1,702,250              $7.29       2,106,750              $7.23
        Balance at beginning of period
        Exercised                                     (431,100)             $8.01        (741,000)             $7.61
        Cancelled                                      (98,800)             $6.63        (193,400)             $6.61
                                              -----------------                   ----------------
        Balance at end of period                     1,172,350              $7.09       1,172,350              $7.09
                                              -----------------                   ----------------
     Exercise Price "Ratchet Down"                                         $(1.63)                            $(1.63)
                                                               -------------------                -------------------
     Adjusted Exercise Price                                               $ 5.46                             $ 5.46
                                                               -------------------                -------------------

                                              -----------------------------------------------------------------------
     TOTAL OPTIONS EXERCISABLE
        Balance at beginning of period               1,064,950              $5.90       1,216,150              $6.02
        Balance at end of period                       807,150              $5.79         807,150              $5.79

     (b) UNIT INCENTIVE AWARD PLAN

     During the three months ended June 30, 2005, Viking recorded $599,000 in respect of the intrinsic value of 209,275 Restricted Awards and 203,650 Performance Awards outstanding under its Unit Incentive Award Plan including a provision for an adjustment for an additional 26,705 Trust Units in respect of distributions declared between the date of granting the award and the date of vesting. At June 30, 2005, Viking had accrued $829,000 of Contributed Surplus in respect of its Unit Incentive Award Plan using the intrinsic method and a closing Trust Unit price of $7.08 on June 30, 2005. No such compensation expense was recorded during the three month or six month periods ended June 30, 2004 as Viking's Unit Award Incentive Plan received Unitholder approval on June 9, 2004.

     At June 30, 2005, Viking had the following Restricted Awards and Performance Awards outstanding:

                                                   RESTRICTED AWARDS    PERFORMANCE AWARDS
                                                  -----------------------------------------
          Balance, January 1, 2005                            68,000                68,000
          Awards granted                                      35,500                 5,500
                                                  -----------------------------------------
          Balance, March 31, 2005                            103,500                73,500
          Awards granted                                     146,400               146,400
          Awards forfeited                                   (16,250)              (16,250)
          Awards vested and settled (1)                      (24,375)                   --
                                                  -----------------------------------------
          Balance, June 30, 2005                             209,275               203,650
                                                  -----------------------------------------

         (1) The vesting of 24,375 Restricted Awards was settled with the issuance of 27,932 Trust Units reflecting the required adjustment for distributions declared between the date of the granting of the award and the date of vesting.

10.  FUTURE INCOME TAXES

     During the three months ended June 30, 2005, Viking completed an internal corporate restructuring resulting in all of its oil and gas activities being consolidated into one wholly-owned limited partnership with substantially all of its other activities conducted through a wholly-owned corporate subsidiary. As a result, the differences between the book value and tax basis of its oil and gas assets no longer remain within a corporate entity which is subject to corporate income tax. Accordingly, Viking's future income tax provision has been eliminated.

Viking Energy Royalty Trust                                                   23

11. SUBSEQUENT EVENTS

     (a) KRANG ENERGY INC.

     On June 28, 2005, Viking entered into an acquisition agreement with Krang Energy Inc. ("Krang") whereby Viking agreed to purchase all of the issued and outstanding shares of Krang for cash consideration of $136.1 million. By July 5, 2005, Krang shareholders representing 90.5% of the outstanding fully diluted shares of Krang entered into irrevocable lock-up agreements committing their Krang shareholdings to Viking's offer to purchase. On July 25, 2005, Viking acquired the Krang shares tendered to its offer, approximately 94% of the issued and outstanding shares of Krang, and acquired the remaining Krang shares under the offer pursuant to the compulsory acquisition provisions of the BUSINESS CORPORATIONS ACT (ALBERTA).

     The aggregate consideration for the Krang acquisition consists of the following:

       Cash paid for purchase of Krang shares                          $136,140
       Repayment of bank debt                                            39,000
       Related acquisition costs, including severance payments            6,497
                                                                      ----------
                                                                       $181,637
                                                                      ----------

     The Krang acquisition has also been accounted for using the purchase method and with 90.5% of the outstanding fully diluted shares of Krang committed to the transaction by July 5, 2005, Viking will include its revenues, expenses and capital spending in Viking's financial results commencing July 5, 2005. The following summarizes the allocation of the aggregate consideration:

       Net working capital deficiency                                  $ (1,742)
       Property, Plant and Equipment                                    186,829
       Goodwill                                                           2,399
       Asset Retirement Obligation                                       (5,329)
       Long term liabilities                                                (80)
       Mark-to-market deficiency of fixed price forward sales contract     (440)
                                                                      ----------
                                                                       $181,637
                                                                      ----------

     (b) CREDIT FACILITIES

     Also on June 28, 2005, Viking entered into a new credit agreement to provide a $350 million credit facility concurrent with closing of the Krang acquisition comprised of a $250 million Extendible Revolving Term Credit Facility, a $75 million Senior Bridge Credit Facility and a $25 million Extendible Revolving Operating Facility. Viking utilized approximately $170 million of these credit facilities to close the Krang acquisition on July 25, 2005.

     The Extendible Revolving Term Credit Facility and the Extendible Revolving Operating Facility have an initial term of June 30, 2006 but can be extended an additional 364 days on an annual basis with the agreement of the lenders. If these facilities are not extended, the credit agreement matures two years thereafter with no repayment requirements prior to its maturity. The Senior Bridge Credit Facility is due and payable at maturity on January 31, 2006. Viking has provided the lenders with a $500 million floating charge security interest in its present and future acquired oil and natural gas properties.

     (c) AWARD INCENTIVE PLAN

     Subsequent to June 30, 2005, 7,500 Restricted Awards and 7,500 Performance Awards have been forfeited upon employee resignations.

     (d) UNIT OPTION PLAN

     Subsequent to June 30, 2005, Viking has issued 105,250 Trust Units with net proceeds of $0.6 million as a result of the exercise of options granted under Viking's Trust Unit Option plan.

     (e) PREMIUM DISTRIBUTION, DISTRIBUTION REINVESTMENT AND OPTIONAL TRUST UNIT PURCHASE PLAN

     On July 15, 2005, Viking issued 788,510 Trust Units with net proceeds of $5.4 million as a result of unitholder participation in its Premium Distribution, Distribution Reinvestment and Optional Trust Unit Purchase Plan.

Viking Energy Royalty Trust                                                   24

     (f) 10.5% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

     Subsequent to June 30, 2005, holders of $40,000 of Convertible Debentures elected to convert their holdings to 5,517 Trust Units.

12.  RELATED PARTY TRANSACTIONS

     Pursuant to a joint purchase of oil and natural gas assets by Viking and a related party, whose president and chief executive officer is a director of Viking, Viking has operated the certain oil and natural gas properties with the related party taking their share of production "in-kind" while the related party has operated certain other oil and natural gas properties with Viking taking its share of production "in-kind." At June 30, 2005, the related party owed Viking $436,000 ($558,000 at December 31, 2004) while Viking owed the related party $8,000 ($285,000 at December 31, 2004). During the three month and six month periods ended June 30, 2005, Viking's share of capital expenditures on properties operated by the related party totalled $490,000 and $876,000, respectively ($1,956,000 for the year ended December 31, 2004) while its share of operating expenses totalled $105,000 and $215,000, respectively, ($366,000 for the year ended December 31, 2004).

13.  COMMITMENTS AND CONTINGENCIES

     Subsequent to its the issued and outstanding shares of Kensington, Viking has become committed to incur approximately $5.7 million of qualifying expenditures prior to December 31, 2005 pursuant to an issuance of flow through shares by Kensington in 2004. Since its acquisition of Kensington, Viking has incurred $1.8 million in respect of this qualifying expenditure commitment.

     In the normal course of its operations, Viking may become involved in litigation or have claims brought against it. The management of Viking is not currently aware of any claims or actions that would materially affect Viking's financial position or operating results.

For further information contact:

                                                  Viking Energy Royalty Trust
John Zahary, President and CEO                    Suite 400, 330-5th Avenue S.W.
         or                                       Calgary, Alberta  T2P 0L4
Robert Fotheringham, VP Finance and CFO           Ph:  (403) 268-3175
         or                                       Toll Free:  1-877-292-2527
Diane Phillips, Investor Relations                Email: vikingin@viking-roy.com


               To find out more about Viking Energy Royalty Trust
                   visit our website at www.vikingenergy.com


Viking Energy Royalty Trust                                                   25